Exhibit 99.1

Century 21 China Real Estate Reports Third Quarter 2013 Unaudited Financial Results

BEIJING, China, November 14, 2013 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights1

•                      Consolidated net revenue in the third quarter of 2013 was RMB202.9 million (US$33.2 million), a decrease of 4.3% from the second quarter of 2013, and an increase of 6.5% from the third quarter of 2012.

•                      Revenue from company-owned brokerage services in the third quarter of 2013 was RMB167.5 million (US$27.4 million), an increase of 7.2% from the second quarter of 2013, and an increase of 1.8% from the third quarter of 2012.

•                      Revenue from primary and commercial services in the third quarter of 2013 was RMB22.0 million (US$3.6 million), a decrease of 49.8% from the second quarter of 2013, and an increase of 42.9% from the third quarter of 2012.

•                      Net loss in the third quarter of 2013 was RMB17.7 million (US$2.9 million), compared to a net loss of RMB29.6 million in the second quarter of 2013, and a net loss of RMB7.1 million in the third quarter of 2012.

•                      Net loss attributable to IFM Investments Limited in the third quarter of 2013 was RMB18.0 million (US$2.9 million), compared to net loss attributable to IFM Investments Limited of RMB33.0 million in the second quarter of 2013, and net loss attributable to IFM Investments Limited of RMB7.1 million in the third quarter of 2012.

“Throughout the third quarter, we streamlined our company-owned brokerage network, focusing on neighborhoods where Century 21 China Real Estate has a significant competitive advantage,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “Combined with several project delays in our primary brokerage business, our network optimization caused revenue for the quarter to be lower than we expected.”

Mr. Harry Lu, vice chairman and president, added, “Our core business continues to perform solidly as we work to optimize Century 21 China Real Estate’s network for growth. While this may place some pressure on our results in the near term, we are confident that by focusing on our best-performing stores in key neighborhoods, we are allocating our resources in the most efficient way possible for future profitable growth.”

1This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended September 30, 2013, were made at a rate of RMB6.1200 to US$1.00 which is the noon buying rate on September30, 2013 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

Third Quarter 2013 Results

The Company’s consolidated net revenue in the third quarter of 2013 was RMB202.9 million (US$33.2 million), representing a decrease of 4.3% from RMB212.1 million in the second quarter of 2013 and an increase of 6.5% from RMB190.6 million in the third quarter of 2012. The sequential decrease was primarily due to a decrease in revenue from primary and commercial services resulting from project delays, which offset higher revenue from company-owned brokerage services. The year-over-year increase in consolidated net revenue was primarily attributable to an increase in revenue from primary and commercial services.

Revenue from company-owned brokerage services in the third quarter of 2013 was RMB167.5 million (US$27.4 million), representing an increase of 7.2% from RMB156.2 million in the second quarter of 2013, an increase of 1.8% from RMB164.5 million in the third quarter of 2012, and 82.6% of total net revenue. The sequential increase was primarily due to an increase in sales and purchase transaction volumes following the improvement in the Company’s company-owned sales offices in Beijing and Shanghai as compared to the second quarter of 2013.

Revenue from primary and commercial services in the third quarter of 2013 was RMB22.0 million (US$3.6 million), representing a decrease of 49.8% from RMB43.8 million in the second quarter of 2013, an increase of 42.9% from RMB15.4 million in the third quarter of 2012, and 10.8% of total net revenue. The sequential decrease was primarily due to lower gross floor area (“GFA”) of new properties sold and lower weighted commission rates realized on sales. The year-over-year increase was due to a higher weighted average selling price per square meter and a higher weighted average commission rate, in spite of a slight decline in GFA sold.

Revenue from mortgage management services in the third quarter of 2013 was RMB9.7 million (US$1.6 million), representing an increase of 4.3% from RMB9.3 million in the second quarter of 2013, an increase of 18.3% from RMB8.2 million in the third quarter of 2012, and 4.8% of total net revenue. The sequential increase was primarily due to an increase in mortgage credit loans provided by the Company, which was partially offset by a decrease in home equity loans brokered by the Company. The year-over-year increase was due to an increase in mortgage credit loans provided by the Company.

Revenue from franchise services in the third quarter of 2013 was RMB3.7 million (US$0.6 million), representing an increase of 32.1% from RMB2.8 million in the second quarter of 2013, an increase of 48.0% from RMB2.5 million in the third quarter of 2012, and 1.8% of total net revenue. The sequential and year-over-year increases were primarily a result of an increase in franchise fees recognized in the third quarter of 2013.

Commissions and other agent-related costs in the third quarter of 2013 were RMB129.0 million (US$21.1 million), representing a decrease of 9.7% from RMB142.9 million in the second quarter of 2013, an increase of 10.3% from RMB117.0 million in the third quarter of 2012, and 63.6% of total net revenue. The sequential decrease was primarily due to a decrease in commission expenses as a result of lower revenues from primary and commercial services.The year-over-year increase was primarily due to an increase in payroll sales as a result of an increase in the number of sales professionals employed.

Operating costs in the third quarter of 2013 were RMB45.7 million (US$7.5million), representing a decrease of 3.8% from RMB47.5 million in the second quarter of 2013, an increase of 12.0% from RMB40.8 million in the third quarter of 2012, and 22.5% of total net revenue. The sequential decrease was primarily due to lower service charges associated with lower revenue from the primary and commercial services segment. The year-over-year increase was primarily attributable to an increase in sales-office rental costs due to an increase in average rental rates, as well as higher sales office closure-related costs incurred in Beijing and Shenzhen.

Selling, general and administrative expenses in the third quarter of 2013 were RMB53.1 million (US$8.7 million), representing a decrease of 1.5% from RMB53.9 million in the second quarter of 2013, an increase of 9.7% from RMB48.4 million in the third quarter of 2012, and 26.2% of total net revenue. The year-over-year increase was primarily due to an increase in marketing expenses as well as higher non-sales payroll expenses.

Loss from operations in the third quarter of 2013 was RMB24.8 million (US$4.1 million), compared to loss from operations of RMB30.6 million in the second quarter of 2013, and loss from operations of RMB14.0 million in the third quarter of 2012. Non-GAAP2 loss from operations in the third quarter of 2013 was RMB24.8 million (US$4.1million), compared to non-GAAP loss from operations of RMB32.1 million in the second quarter of 2013, and non-GAAP loss from operations of RMB13.2 million in the third quarter of 2012.

The Company estimates its quarterly income tax provisions based on U.S. GAAP and will reconcile the total annual provisions at year end. The income tax provisions of the Company in the third quarter of 2013 were primarily related to its Shanggu business unit. The effective tax rate of the Company fluctuates from quarter to quarter as the income or losses generated from the Company’s operating entities may fluctuate.

Net loss attributable to IFM Investments Limited in the third quarter of 2013 was RMB18.0 million (US$2.9 million), compared to net loss attributable to IFM Investments Limited of RMB33.0 million in the second quarter of 2013, and net loss attributable to IFM Investments Limited of RMB7.1 million in the third quarter of 2012. Non-GAAP net loss attributable to IFM Investments Limited in the third quarter of 2013 was RMB17.9 million (US$2.9 million), compared to non-GAAP net income attributable to IFM Investments Limited of RMB34.5 million in the second quarter of 2013, and non-GAAP net loss attributable to IFM Investments Limited of RMB6.3 million in the third quarter of 2012.

Basic net loss per American depositary share (“ADS”) and diluted net loss per ADS in the third quarter of 2013 were RMB1.21 (US$0.20) and RMB1.21 (US$0.20), respectively. Non-GAAP basic net loss per ADS and non-GAAP diluted net loss per ADS in the third quarter of 2013 were RMB1.21 (US$0.20) and RMB1.21 (US$0.20), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares.

As of September 30, 2013, the Company had cash and cash equivalents of RMB157.8 million (US$25.8 million), a decrease of RMB11.5 million from June 30, 2013. The decrease was mainly due to the fact that net cash used in operating activities, financing activities and provided by investing activities in the third quarter of 2013 were RMB16.3 million (US$2.7 million), RMB9.2 million (US$1.5 million) and RMB13.9 million (US$2.3 million), respectively.

During the third quarter of 2013, the Company’s CENTURY 21® China Real Estate network covered 25 major cities with an average of more than 956 sales offices, including an average of 302 company-owned sales offices in operation. As of September 30, 2013, the Company’s CENTURY 21® China Real Estate network, including its franchise network, employed more than 12,900 sales professionals.

2Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

Business Outlook

The Company currently estimates that its total net revenue for the fourth quarter of 2013 will be in the range of RMB 210 million to RMB 220 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on November 14, 2013, at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International: +1-845-675-0437

United States Toll Free: +1-866-519-4004

Hong Kong: +852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the pass code to join the call. The pass code is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until November 21, 2013 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission, particularly the recent fluctuations in the real estate market in China. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

Chief Financial Officer

IFM Investments Limited

Phone: +86-10-6561-7188

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	191,048	157,795	25,783
Restricted cash	18,036	14,516	2,372
Accounts receivable, net	176,287	180,115	29,431
Amounts due from related parties	110	142	23
Loans receivable	35,229	84,445	13,798
Prepaid expenses and other current assets	41,265	48,989	8,005
Deferred tax assets	4,880	8,004	1,308
Total current assets	466,855	494,006	80,720
Non-current assets:
Investment in associates	13,141	14,958	2,444
Property and equipment, net	40,832	35,813	5,852
Intangible assets, net	90,253	86,072	14,064
Goodwill	103,943	83,559	13,653
Other non-current assets	19,644	22,089	3,609
Total assets	734,668	736,497	120,342
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	14,168	14,027	2,292
Accrued expenses and other current liabilities	217,694	276,424	45,167
Amounts due to related parties	272	282	46
Deferred revenue	8,539	13,549	2,214
Contingent consideration payable— Current	—	11,602	1,896
Total current liabilities	240,673	315,884	51,615
Long-term deposits payable	10,541	10,926	1,785
Contingent consideration payable	33,774	—	—
Deferred tax liabilities	16,652	15,985	2,612
Total liabilities	301,640	342,795	56,012
Redeemable non-controlling interest	69,430	73,700	12,042
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2012 and September30, 2013, respectively; 667,672 and 668,108 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	4,939	4,942	808
Additional paid-in capital	1,035,651	1,035,950	169,273
Statutory reserves	5,595	5,595	914
Accumulated deficit	(691,891)	(737,507)	(120,508)
Total IFM Investments Limited shareholders’ equity	354,294	308,980	50,487
Non-controlling interest	9,304	11,022	1,801
Total shareholders’ equity	363,598	320,002	52,288
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	734,668	736,497	120,342

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$

Net revenue	190,596	212,085	202,927	33,158
Costs and expenses:
Commissions and other agent-related costs	(117,017)	(142,880)	(129,015)	(21,081)
Operating costs	(40,763)	(47,527)	(45,672)	(7,463)
Selling, general and administrative expenses	(48,360)	(53,920)	(53,077)	(8,673)
Goodwill impairment	—	(20,384)	—	—
Net change in fair value	1,536	21,991	—	—
Total costs and expenses	(204,604)	(242,720)	(227,764)	(37,217)
Loss from operations	(14,008)	(30,635)	(24,837)	(4,059)
Interest income	667	1,277	900	147
Other income	5,352	1,245	5,712	933
Foreign currency exchange loss	(22)	(31)	(24)	(4)
Loss before income tax and share of associates’ income	(8,011)	(28,144)	(18,249)	(2,983)
Income tax	293	(1,912)	35	6
Share of associates’ income	601	500	465	76
Net loss	(7,117)	(29,556)	(17,749)	(2,901)
Net (loss) income attributable to non-controlling interest	21	(3,469)	(212)	(35)
Net loss attributable to IFM Investments Limited	(7,096)	(33,025)	(17,961)	(2,936)

Net loss attributable to ordinary shareholders	(7,096)	(33,025)	(17,961)	(2,936)

Net loss per share, basic	(0.01)	(0.05)	(0.03)	(0.00)
Net loss per share, diluted	(0.01)	(0.05)	(0.03)	(0.00)

Net loss per ADS, basic	(0.48)	(2.22)	(1.21)	(0.20)
Net loss per ADS, diluted	(0.48)	(2.22)	(1.21)	(0.20)

Number of shares used in calculating net loss per share, basic	667,672	668,108	668,108	668,108
Number of shares used in calculating net loss per share, diluted	667,672	668,108	668,108	668,108

Number of ADSs used in calculating net loss per ADS, basic	14,837	14,847	14,847	14,847
Number of ADSs used in calculating net loss per ADS, diluted	14,837	14,847	14,847	14,847

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$
GAAP loss from operations	(14,008)	(30,635)	(24,837)	(4,059)
Plus:
Share-based compensation	2,325	107	23	4
Goodwill impairment	—	20,384	—	—
Net change in fair value	(1,536)	(21,991)	—	—
Non-GAAP loss from operations	(13,219)	(32,135)	(24,814)	(4,055)

GAAP net loss attributable to IFM Investments Limited	(7,096)	(33,025)	(17,961)	(2,936)
Plus:
Share-based compensation	2,325	107	23	4
Goodwill impairment	—	20,384	—	—
Net change in fair value	(1,536)	(21,991)	—	—
Non-GAAP net loss attributable to IFM Investments Limited	(6,307)	(34,525)	(17,938)	(2,932)

GAAP net loss attributable to ordinary shareholders	(7,096)	(33,025)	(17,961)	(2,936)
Plus:
Share-based compensation	2,325	107	23	4
Goodwill impairment	—	20,384	—	—
Net change in fair value	(1,536)	(21,991)	—	—
Non-GAAP loss attributable to ordinary shareholders	(6,307)	(34,525)	(17,938)	(2,932)

GAAP net loss per ADS, basic	(0.48)	(2.22)	(1.21)	(0.20)
GAAP net loss per ADS, diluted	(0.48)	(2.22)	(1.21)	(0.20)

Non-GAAP net loss per ADS, basic	(0.43)	(2.33)	(1.21)	(0.20)
Non-GAAP net loss per ADS, diluted	(0.43)	(2.33)	(1.21)	(0.20)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	14,837	14,847	14,847	14,847
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	14,837	14,847	14,847	14,847